J. P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

January 28, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, DC 20549-7010

Re:	Ultragenyx Pharmaceutical Inc.
Registration Statement on Form S-1
Filed November 8, 2013
File No. 333-192244

Dear Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933 (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Ultragenyx Pharmaceutical Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:30 p.m. Eastern Time on January 30, 2014, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we, as representatives of the several Underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated January 17, 2014:

(i)	Dates of distribution: January 21, 2014 through the date hereof

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 4

(iii)	Number of prospectuses furnished to investors: approximately 2,700

(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 200

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours, J.P. MORGAN SECURITIES LLC MORGAN STANLEY & CO. LLC Acting severally and on behalf of themselves and the several underwriters J.P. MORGAN SECURITIES LLC

By:	/s/ Khaled Habayeb
Name:	Khaled Habayeb
Title:	Executive Director
MORGAN STANLEY & CO. LLC

By:	/s/ Jon Zimmerman
Name:	Jon Zimmerman
Title:	Vice President

(Signature Page to Acceleration Request Letter)